                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under The Securities Exchange Act of 1934

                                (Amendment No. 2)





                              Crystal Oil Co. (la)
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                                (Name Of Issuer)


                              Common Par .01. New
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                         (Title of Class of Securities)


                                   229385702
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                                 (Cusip Number)













                      (Continued on the following page(s))

                                Page 1 of 6 Pages
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CUSIP NO.  229385702    13G      Page 2 of 6 Pages
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Crystal Oil Co. (La)

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  1            NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               The Chase Manhattan Corporation - CMC
               The Texas Commerce Bank - TCB

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  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A)
                                                                   (B)
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  3            SEC USE ONLY


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  4            CITIZENSHIP OR PLACE OF ORGANIZATION
               The Chase Manhattan Corporation - Delaware
               The Texas Commerce Bank - Houston

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 NUMBER        5   SOLE VOTING POWER
 OF                CMC   - 0
 SHARES            TCB   - 0

               -----------------------------------------------------------------
 BENEFICIALLY  6   SHARED VOTING POWER
 OWNED BY          CMC   - 323,860
                   TCB   - 323,860

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 EACH          7   SOLE DISPOSITIVE POWER
 REPORTING         CMC   - 0
 PERSON            TCB   - 0

               -----------------------------------------------------------------
 WITH          8   SHARED DISPOSITIVE POWER
                   CMC   - 323,860
                   TCB   - 323,860
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  9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               CMC   - 323,860
               TCB   - 323,860

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 10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*


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 11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     CMC - 10.831%
                     TCB - 10.831%

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 12            TYPE OF REPORTING PERSON *
                     CMC  - HC
                     TCB  - BK

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                      *SEE INSTRUCTION BEFORE FILLING OUT!
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Item 1(a). Name of Issuer:                  Crystal Oil Co. (La)

Item 1(b). Address of Issuer's:             229 Milan Street, P.O. Box 21101
           Principal Executive Offices      Shreveport, La 71120

           Principal Executive Officer:     J.N. Averett, Jr. Pres.

Item 2(a). Name of Person Filing:           This notice is filed by The Chase
                                            Manhattan Corporation (CMC) and its
                                            wholly owned subsidiary, The Texas
                                            Commerce Bank ( TCB )

Item 2(b). Address of Principal Business    CMC:  270 Park Avenue
Office:                                            New York, NY 10017
                                            TCB :  270 Park Avenue
                                                   New York, NY 10017
Item 2(c). Citizenship:                     CMC  - Delaware
                                            TCB  - Texas

Item 2(d). Title of Class of Securities:    Common Par  $.01 New

Item 2(e). CUSIP Number: 229385702

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                              CRYSTAL OIL CO. (LA)


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [   ]   Broker or dealer registered under Section 15 of the Act.

         (b) [ X ]   Bank as defined in Section 3(a)(6) of the Act.

         (c) [   ]   Insurance Company as defined in Section 3(a)(19) of the
                     Act.

         (d) [   ]   Investment Company registered under Section 8 of the
                     Investment Company Act.

         (e) [   ]   Investment Adviser registered under Section 203 of the
                     Investment Advisers Act of 1940.

         (f) [   ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section
                     240.13d-1(b)(1)(ii)(F)].

         (g) [ X ]   Parent Holding Company, in accordance with Section
                     240.13d-1(b)(ii)(G).

         (h) [   ]   Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.  Ownership:

         (a)     Amount Beneficially Owned:                     CMC - 323,860
                 As of December 31, 1996                        TCB - 323,860

         (b)     Percent of Class:                              CMC - 10.831%
                                                                TCB - 10.831%
         (c)     Number of shares as to which such person has:

         (i)     Sole power to vote or to direct the vote:
                                                                CMC - None
                                                                TCB - None

         (ii)    Shared power to vote or to direct the vote:

                                                                CMC - 323,860
                                                                TCB - 323,860

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                              CRYSTAL OIL CO. (LA)


         (iii)   Sole power to dispose or to direct the disposition of:
                        CMC  -  None
                        TCB  -  None

         (iv)    Shared power to dispose or to direct the disposition of:
                        CMC  -  323,860
                        TCB  -  323,860


Item 5.  Ownership of Five Percent or Less of a Class:
         Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         The beneficial interest reported has been acquired through fiduciary relationships. Beneficial ownership of portions of the shares reported is shared with unaffiliated persons, none of whose beneficial ownership in the subject shares exceeds five percent of the issuers outstanding shares.


Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

         Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, TCB. In lieu of attaching an exhibit hereto, the identity of TCB is as set forth on the cover page hereof. TCB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.  Identification and Classification of Members of this Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

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         CRYSTAL OIL CO. (LA)



Item 10. Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated:       February 12, 1997




The Texas Commerce Bank                     THE CHASE MANHATTAN CORPORATION

  /S/ Allan Nemethy                              /S/ Anthony J. Horan
          Allan Nemethy                            Anthony J. Horan
          Trust Officer of                         Corporate Secretary
          The Chase Manhattan Bank



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